DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2225

April 22, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC  20549-3628

Re:                             Behringer Harvard Opportunity REIT II, Inc.

Post-Effective Amendment to Form S-11

Filed April 18, 2011

File No. 333-140887

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-53650

Dear Mr. McTiernan:

On behalf of our client, Behringer Harvard Opportunity REIT II, Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporation Finance to Gerald J. Reihsen, III, Executive Vice President of the Company, dated April 20, 2011, regarding the above-referenced filing.  For your convenience, we have reproduced the comment below, along with our response.

Investment Portfolio, page 2

1.                                     Please provide a separate discussion of your acquisitions during the most recent fiscal year, and include disclosure regarding capitalization rates of these acquisitions.  To the extent you do not use historical net operating income in computing the disclosed capitalization rates, please include disclosure about the extent to which you assume future changes in occupancy or non-contractual rent increases, and whether you assume that in-place leases expiring during the year will be renewed at current rates.  Please provide similar disclosure in future Exchange Act periodic reports for acquisitions during the reporting period.

Response:  The Company filed a post-effective amendment on February 7, 2011 pursuant to its Guide 5 20.D undertaking that included the above-requested capitalization rate disclosure for its recent acquisitions.  The Company has not had any acquisition activity since that filing and, therefore, omitted a discussion of capitalization rates in this post-effective amendment filed pursuant to its Section 10(a)(3) obligations.

The Company confirms that in future Annual Reports on Form 10-K it will provide the above-requested disclosures related to capitalization rates for acquisitions made during the most recent fiscal year covered by the report.

The Company acknowledges that:

•              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni

cc:           Gerald J. Reihsen, III